

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549-5546

October 10, 2008

Via US Mail and facsimile

Mr. Joseph Tik Tung Wong
Chief Financial Officer and Treasurer
China Premium Lifestyle Enterprise, Inc.
c/o Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154-1895

Re: China Premium Lifestyle Enterprise, Inc. (the "Company")
        Form 10-K for the year ended December 31, 2007
        File No.: 333-120807

Dear Mr. Wong:

        This letter is in response to your letter dated September 24, 2008 in which you have requested that the Staff waive the requirement for audited separate financial statements of Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd. ("FMC") for the years ended December 31, 2007 and 2006 under Rule 3-09 of Regulation S-X in addition to the disclosures required by 4-08(g) of Regulation S-X. We note that you are submitting this request as a result of Staff comments on your Form 10-K for the year ended December 31, 2007. While your letter indicates that FMC was only significant in the year ended December 31, 2006, it appears that it was also significant in 2007 when considering your loss on the disposal of the investment.

        We are unable to grant your request as it relates to Rules 3-09 and 4-08(g) of Regulation S-X. The Company must amend its Form 10-K to include the separate financial statements of FMC for the years ended December 31, 2007 and 2006. The Company must also include the summarized financial information required by Rule 4-08(g) of Regulation S-X.

        The staff's conclusion is based solely on the information provided in your letter. Different or additional material facts could result in a different conclusion. If you have any questions concerning this letter, please call me at 202-551-3403.

                                        Sincerely,

                                        Steven Jacobs
                                        Associate Chief Accountant